

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 25, 2017

<u>Via E-mail</u>
Jack K. Heilbron
Chief Executive Officer and President
NetREIT, Inc.
1282 Pacific Oaks Place
Escondido, CA 92029

   **Re: NetREIT, Inc.
     Registration Statement on Form S-11
     Filed September 18, 2017
     File No. 333-220514**

Dear Mr. Heilbron:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact me at 202-551-3758 with any questions.

        Sincerely,

        /s/ Sandra B. Hunter

        Sandra B. Hunter
        Staff Attorney
        Office of Real Estate and
        Commodities